CONSENT OF BRIAN SCOTT

The undersigned hereby consents to the references to, and the information derived from the mineral resource estimates, as applicable, for the La Libertad project and the Limon project and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ Brian Scott
Brian Scott
March 23, 2018